October 22, 2010

VIA Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	John Reynolds
Angela Halac
Jamie Kessel
David Link
Erin Wilson

Re:	ExamWorks Group, Inc.
Registration Statement on Form S-1
Filed August 13, 2010
File No. 333-168831

Acceleration Request
Requested Date: October 27, 2010
Requested Time: 4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ExamWorks Group, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-168831) (the “Registration Statement”) be declared effected as of the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via a telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Paul, Hastings, Janofsky & Walker, by calling Reinaldo Pascual at (404) 815-2227.

The Registrant hereby acknowledges that:

(i)
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ExamWorks Group, Inc.

By:	/s/ J. Miguel Fernandez de Castro
Name:	J. Miguel Fernandez de Castro
Title:	Senior Vice President and Chief Financial Officer